TR-1 NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached: ii		Reed Elsevier PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting		x

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying
financial instruments		x

An event changing the breakdown of voting rights		x

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or
reached: [v]	11th December 2012

6. Date on which issuer notified:	14th December 2012

7. Threshold(s) that is/are crossed or
reached: vi, vii	Holding has gone above 5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB00B2B0DG97	Below 5%	Below 5%	N/A	N/A	57,482,044	N/A	4.79%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx

CFD				2,551,488		Nominal	Delta

						0.21%	0.21%

Total (A+B+C)

Number of voting rights				Percentage of voting rights

60,033,532				5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 60,033,532 (5.00%)
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease
to hold:

12. Date on which proxy holder will cease to hold
voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team William Graham 020 7743 1459

14. Contact name:	Margaret Woods (Reed Elsevier)

15. Contact telephone number:	020 7930 7077